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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                 SCHEDULE 13E-3
                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                (Amendment No. 2)

           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 VENTURIAN CORP.
                              (Name of the Issuer)

                                 VENTURIAN CORP.

                             VENTURIAN HOLDINGS, LLC

                                Gary B. Rappaport

                              Melissa E. Rappaport

                    (Name of the Person(s) Filing Statement)

                     Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)

                                   923304 10 9
                      (CUSIP Number of Class of Securities)

                               -------------------

      Gary B. Rappaport, individually and as              Melissa E. Rappaport
  Chief Executive Officer of Venturian Corp. and         222 South Ninth Street
Chief Executive Manager of Venturian Holdings, LLC             20th Floor
               11111 Excelsior Blvd.                     Minneapolis, MN 55402
                 Hopkins, MN 55343
                  (952) 931-2500

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                      -------------------------------------

                                   COPIES TO:
                                                   Martin R. Rosenbaum
               Morris M. Sherman             Maslon Edelman Borman & Brand, LLP
          Leonard, Street and Deinard              90 South Seventh Street
      150 South Fifth Street, Suite 2300                 Suite 3300
         Minneapolis, Minnesota 55402               Minneapolis, MN 55104
                (612) 335-1500                       (612) 672-8200

     This statement is filed in connection with (check the appropriate box):

 a. [ X ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

 b.  [   ] The filing of a registration statement under the Securities
     Act of 1933.

 c.  [   ] A tender offer.

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 d.  [   ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

     Check the following box if the filing is a final amendment reporting the results of the transaction. [ X ]


                            CALCULATION OF FILING FEE
================================================================================
        Transaction Valuation*                  Amount Of Filing Fee**
              $4,043,174                              $1,010.80
================================================================================

* For purposes of calculating the filing fee only. Determined by (1) multiplying 776,812 shares of common stock, the holders of which will receive cash in the merger of Venturian Corp. with and into Venturian Holdings, LLC, by $5.00 per share, and (2) adding $159,114, representing the aggregate amount anticipated to be paid to certain persons holding options to purchase shares of common stock in consideration of the cancellation of such options.

** The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals 1/50th of 1% of the value of the securities proposed to be acquired.

[ X ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $1,010.80           Filing party: Venturian Corp.
Form or registration no.: 14(a)             Date filed: May 8, 2001


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                                  INTRODUCTION

         This Amendment No. 2 to Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by Venturian Corp., a Minnesota corporation ("Venturian"), Venturian Holdings, LLC, a Delaware limited liability company ("Venturian Holdings"), Gary B. Rappaport, the Chairman and Chief Executive Officer of Venturian and Chief Executive Manager of Venturian Holdings, and Melissa E. Rappaport, a director of Venturian and the Secretary of Venturian Holdings, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. Pursuant to an Agreement and Plan of Merger, dated as of April 11, 2001 (the "Merger Agreement"), by and between Venturian and Venturian Holdings, Venturian merged with and into Venturian Holdings on October 23, 2001 (the "Merger"). This Schedule 13e-3 is filed by Venturian Holdings on its own behalf and as successor to Venturian.

         Pursuant to the Merger Agreement, each issued and outstanding share of common stock, par value $1.00 per share, of Venturian (the "Shares") (other than Shares held by (1) any Subsidiary (as defined in the Merger Agreement) of Venturian, (2) Venturian Holdings or any wholly owned subsidiary of Venturian Holdings, (3) shareholders who perfect their rights under Minnesota law to dissent from the Merger and seek the fair value of their Shares, and (4) shareholders designated on Schedule 2.01(a) to the Merger Agreement ("Acquiring Shareholders")) was cancelled and converted into the right to receive $5.00 per Share in cash, without interest. Each Share held by an Acquiring Shareholder was cancelled and converted into one unit of membership interest in Venturian Holdings. Each option to purchase Shares was cancelled and holders of such options, other than Gary B. Rappaport, are entitled to receive payment pursuant to a formula set forth in the Merger Agreement.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Venturian shareholders approved the Merger Agreement and the Merger at a special meeting on October 12, 2001.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         The Merger was consummated on October 23, 2001.


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                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: October 29, 2001

                                     VENTURIAN CORP.


                                     By:      /s/ Gary B. Rappaport
                                           ------------------------------------
                                     Name: Gary B. Rappaport
                                     Title: Chairman and Chief Executive Officer


                                     VENTURIAN HOLDINGS, LLC


                                     By:      /s/ Gary B. Rappaport
                                           ------------------------------------
                                     Name: Gary B. Rappaport
                                     Title: Chief Executive Manager



                                         /s/ Gary B. Rappaport
                                     ------------------------------------------
                                     Gary B. Rappaport




                                         /s/ Melissa E. Rappaport
                                     ------------------------------------------
                                     Melissa E. Rappaport


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